United States securities and exchange commission logo





                             July 7, 2020

       Joseph J. Euteneuer
       Chief Financial Officer
       MATTEL INC /DE/
       333 Continental Boulevard
       El Segundo, CA 90245

                                                        Re: MATTEL INC /DE/
                                                            Form 10-K for the
Year Ended December 31, 2019
                                                            Filed February 25,
2020
                                                            Form 10-Q for the
Quarter Ended March 31, 2020
                                                            Filed May 6, 2020
                                                            File No. 001-05647

       Dear Mr. Euteneuer:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the Year Ended December 31, 2019

       Management Discussion and Analysis
       Non-GAAP Financial Measures, page 47

   1. You disclose that gross sales represents sales to customers excluding the impact of sales adjustments, such as
trade discounts and other allowances. We acknowledge your
                                                        historical presentation
of this measure as a non-GAAP measure of revenue and related reconciliation to net
sales reported in accordance with GAAP. However, you also
                                                        describe it as a metric
in your disclosures. With regards to your disclosure of gross sales and in light of our
existing non-GAAP guidance as well as our recent guidance in Release
                                                        No. 33-10751 relating
to metrics, we have the following comments:

                                                              Please clearly
explain what    gross sales    represents. For example, does it represent
 Joseph J. Euteneuer
FirstName   LastNameJoseph J. Euteneuer
MATTEL INC      /DE/
Comapany
July 7, 2020NameMATTEL INC /DE/
July 7,2 2020 Page 2
Page
FirstName LastName
              full retail price of your products, such as MSRP?
                Tell us if you view    gross sales    to be a non-GAAP measure
of revenue or a metric
              based upon your assessment of Item 10(e) of Regulation S-K and the guidance in
              Release No. 33-10751 and why.
                Considering that gross sales is widely disclosed throughout your documents, please
              tell us how you analyze trends in the level of trade discounts and other allowance provided to customers and if you have considered providing enhanced disclosures so that your investors can understand the relationship between
gross sales    and    net
              sales.

         We may have further comments upon review of your response. Form 10-Q for the period ended March 31, 2020

Management's Discussion and Analysis of Financial Condition and Results of Operations
Application of Critical Accounting Policies and Estimates, page 38

2. We note your disclosure indicating that you concluded that the impact of COVID-19 did not result in a triggering event for an updated goodwill impairment analysis during the first quarter of 2020 and that your estimates included in the 2019 annual report did not materially change during the first quarter. You also disclosed that material downward revisions to growth in net sales or profitability may result in the impairment of goodwill for the American Girl and International reporting units. While we note your disclosure regarding your third quarter impairment analysis indicating that the estimated fair value of the American Girl and International reporting units had more than 25% excess fair value over its carrying value, considering the first quarter sales decrease of 16% for American
         Girl that increased segment loss by 23%, triggered by store closures and the sustained unfavorable economic environment triggered by COVID-19 into the second quarter, please tell us your basis for not considering the aforementioned factors a triggering event to perform an interim impairment analysis. Provide similar information for any other units that may be impacted by the 26% decrease in revenues from the infant, toddler, and preschool category. Please tell us what consideration you have given into performing an interim impairment analysis during the second quarter, how you expect your key assumptions to change from those used in the previous analysis, and your estimate of any resulting impairment. If you believe an updated impairment analysis is not warranted, please provide us with your analysis in this regard.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Joseph J. Euteneuer
MATTEL INC /DE/
July 7, 2020
Page 3

       You may contact Effie Simpson at (202) 551-3346 or Melissa Raminpour, Accounting
Branch Chief, at (202) 551-3379 if you have questions regarding comments on the financial statements and related matters. Please contact the undersigned with any other questions.



FirstName LastNameJoseph J. Euteneuer                    Sincerely,
Comapany NameMATTEL INC /DE/
                                                         Division of
Corporation Finance
July 7, 2020 Page 3                                      Office of
Manufacturing
FirstName LastName